SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)

55414P 504
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 247,037 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 144,611(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 247,037 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 144,611 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,648(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.22% (Based on 6,296,110 shares outstanding as of November 7, 2016)
12	TYPE OF REPORTING PERSON IN

(1)
Represents 247,037 shares of common stock held by Barry Honig. Does not include 374,730 shares of common stock issuable upon conversion of the Company’s Series D Convertible Preferred Stock held by Barry Honig, which contains a 4.99% beneficial ownership blocker.

(2)
Represents (i) 61,537 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power, (ii) 36,000 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power and (iii) 47,074 shares of common stock held by Barry & Renee Honig Charitable Foundation (the “Foundation”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power. Does not include (i) 103,950 shares of common stock issuable upon conversion of the Company’s Series F Convertible Preferred Stock held by Roth 401K or (ii) 145,530 shares of common stock issuable upon conversion of the Company’s Series F Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”), for which Barry Honig’s spouse, Renee Honig, is trustee and over which securities she holds voting and dispositive power. The Series F Convertible Preferred Stock contains a 4.99% beneficial ownership blocker. Additionally, does not include (i) 207,900 shares of common stock underlying warrants held by Roth 401K, (ii) 70,166 shares of common stock underlying warrants held by 401K, (iii) 415,800 shares of common stock underlying warrants held by Renee 401K or (iv) 62,370 shares of common stock underlying warrants held by the Foundation. All of these warrants contain a 4.99% beneficial ownership blocker.

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 61,537(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 61,537 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,537 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .98% (Based on 6,296,110 shares outstanding as of November 7, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)
Barry Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K. Does not include (i) 103,950 shares of common stock issuable upon conversion of the Company’s Series F Convertible Preferred Stock and (ii) 207,900 shares of common stock underlying warrants held by Roth 401K, which each contain a 4.99% beneficial ownership blocker.

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 36,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 36,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .57% (Based on 6,296,110 shares outstanding as of November 7, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)
Barry Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K. Does not include 70,166 shares of common stock underlying warrants held by 401K, which contain a 4.99% beneficial ownership blocker.

CUSIP No. 55414P 504

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry & Renee Honig Charitable Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 47,074(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 47,074(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,074 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .75% (Based on 6,296,110 shares outstanding as of November 7, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)
Barry Honig is the trustee of the Foundation and in such capacity holds voting and dispositive power over the securities held by the Foundation. Does not include 62,370 shares of common stock underlying warrants held by the Foundation, which contain a 4.99% beneficial ownership blocker.

Item 1(a).	Name of Issuer:

MabVax Therapeutics Holdings, Inc. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

11535 Sorrento Valley Road, Suite 400, San Diego, California 92121

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K and Barry & Renee Honig Charitable Foundation Inc. (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. Roth 401K, 401K and the Foundation are organized in the State of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).	CUSIP Number.

55414P 504

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:  391,648(1)(2)

(b) Percent of class:  6.22% (Based on 6,296,110 shares outstanding as of November 7, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 247,037 (1)
(ii) Shared power to vote or to direct the vote:  144,611(2)
(iii) Sole power to dispose or to direct the disposition of: 247,037 (1)
(iv) Shared power to dispose or to direct the disposition of:  144,611(2)

(1)
Represents 247,037 shares of common stock held by Barry Honig. Does not include 374,730 shares of common stock issuable upon conversion of the Company’s Series D Convertible Preferred Stock held by Barry Honig, which contains a 4.99% beneficial ownership blocker.

(2)
Represents (i) 61,537 shares of common stock held by Roth 401K, (ii) 36,000 shares of common stock held by 401K and (iii) 47,074 shares of common stock held by the Foundation. Does not include (i) 103,950 shares of common stock issuable upon conversion of the Company’s Series F Convertible Preferred Stock held by Roth 401K or (ii) 145,530 shares of common stock issuable upon conversion of the Company’s Series F Convertible Preferred Stock held by Renee 401K. The Series F Convertible Preferred Stock contains a 4.99% beneficial ownership blocker. Additionally, does not include (i) 207,900 shares of common stock underlying warrants held by Roth 401K, (ii) 70,166 shares of common stock underlying warrants held by 401K, (iii) 415,800 shares of common stock underlying warrants held by Renee 401K or (iv) 62,370 shares of common stock underlying warrants held by the Foundation. All of these warrants contain a 4.99% beneficial ownership blocker.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: February 17, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. 401K
Date: February 17, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee
Barry & Renee Honig Charitable Foundation Inc.
Date: February 17, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee